The information in this pricing supplement is not complete and may be changed.  We may not deliver these securities until a final pricing supplement is delivered.  This pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, Pricing Supplement dated July 19, 2006
PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 84 to
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
Dated January 25, 2006	Dated , 2006
Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Floating Rate Notes

We, Morgan Stanley, may not redeem these notes prior to the maturity date. We describe the basic features of this type of note in the section of the accompanying prospectus supplement called “Description of Notes—Floating Rate Notes,” and the section of the accompanying prospectus called “Description of Debt Securities – Floating Rate Debt Securities”, subject to and as modified by the provisions described below.
We may increase the principal amount prior to the original issue date, but we are not required to do so.

Principal amount:	U.S. $	10 year CMT	The “CMT Rate” as determined by
reference to Bloomberg page
Maturity date:	August , 2009		“H15T10Y <Index>”, which page
shall replace all references to
Settlement date (original			Designated CMT Telerate Pages
issue date):	August , 2006		7051 and 7052 and with a
“Designated CMT Maturity Index” of
Interest accrual date:	August , 2006		10 years.

Issue price:	100%	Day count fraction:	30/360

Underwriter’s discounts and		Minimum interest rate:	0.00%
commissions:	%
		Initial interest rate:	To be determined on the second
Proceeds to company:	%		business day immediately preceding
the original issue date of the notes.
Interest payment dates:	Each February 10, May 10, August
	10 and November 10, beginning	Interest reset dates:	In the case of the initial interest
	November 10, 2006; provided that if		payment period, the original issue
	any such day is not a business day,		date. For each subsequent interest
	that interest payment will be made on		accrual period, each scheduled
	the next succeeding business day but		interest payment date.
no adjustment will be made to the
	interest payment period or to any	Interest reset period:	Quarterly
interest payment made on any
	succeeding business day.	Interest determination dates:	Two business days prior to each
interest reset date
Interest payment period:	Quarterly
Book-entry note or
Interest rate:	With respect to each interest payment	certificated note:	Book-entry note
period, the greater of 2 year CMT, 5
	year CMT and 10 year CMT, as	Senior note or subordinated
	determined on the applicable interest	note:	Senior note
determination date, as defined below.
		Calculation agent:	Morgan Stanley Capital Services Inc.
2 year CMT	The “CMT Rate” as determined by
	reference to Bloomberg page	Agent:	Morgan Stanley & Co. Incorporated
“H15T2Y <Index>”, which page
	shall replace all references to	Minimum denomination:	$1,000
Designated CMT Telerate Pages
	7051 and 7052 and with a	Specified currency:	U.S. dollars
“Designated CMT Maturity Index” of
	2 years.	Business day:	New York

5 year CMT	The “CMT Rate” as determined by	CUSIP:	61745ETX9
reference to Bloomberg page
	“H15T5Y <Index>”, which page	Other Provisions:	None
shall replace all references to
Designated CMT Telerate Pages
7051 and 7052 and with a
“Designated CMT Maturity Index” of
5 years.

Terms not defined above have the meanings given to such terms in the accompanying prospectus supplement.
MORGAN STANLEY

Historical Information

     The following graph sets forth the 2 year CMT, 5 year CMT and 10 year CMT rates for the period from January 1, 2001 to July 18, 2006. On July 18, 2006, the 2 year CMT, 5 year CMT and 10 year CMT rates were 5.19%, 5.10% and 5.13%, respectively. The historical performance of the rates should not be taken as an indication of their future performance. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

     The notes have been designed for investors who are prepared to forgo a predetermined spread over a particular yield index in return for the opportunity to receive the best of 2 year CMT, 5 year CMT and 10 year CMT over the term of the notes.

Supplemental Information Concerning Plan of Distribution

     Under the terms and subject to conditions contained in the U.S. distribution agreement referred to in the accompanying prospectus supplement under “Plan of Distribution,” the agent, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of notes set forth on the cover of this pricing supplement. The agent proposes initially to offer the notes directly to the public at the public offering price set forth on the cover of this pricing supplement. The agent may allow a concession not in excess of      % of the principal amount of the notes to other dealers. After the initial offering, the agent may vary the offering price and other selling terms from time to time.

     We expect to deliver the notes against payment therefor in New York, New York on August   , 2006, which will be the           scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

PS-2

United States Federal Income Taxation

     In the opinion of Davis Polk & Wardwell, our counsel, which is based on certain representations received from us, the notes will be treated as “variable rate debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Floating Rate Notes.”

     If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.” Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the notes is effectively connected with a trade or business in the United States. Such non-U.S. investors should consult their own tax advisors regarding the potential tax consequences of an investment in the notes.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

PS-3